

September 15, 2020

Nelson Grist
Chief Executive Officer
Perk International, Inc.
2375 East Camelback Rd., Suite 600
Phoenix, AZ 85016

> **Re: Perk International, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 1, 2020**
> **File No. 000-56184**

Dear Mr. Grist:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10 filed September 1, 2020

Business Overview
General, page 1

1. We note your response to comment 1 that Perk's leadership team includes advisors and consultants. Please file as an exhibit any material agreements with these advisors and consultants. Refer to Item 601(b)(10) of Regulation S-K. In this regard, your disclosures that you will have access to a "highly seasoned and well-trained team of industry professionals" and that you have "hand-picked a team of industry professionals from experienced hemp farmers, bioengineers, extraction experts and other related industry professionals" suggest that you will be highly dependent on these advisors and consultants. In addition, your updated disclosure does not describe the nature of the "specific criteria and standards" it refers to in the first paragraph of its "Business Overview" section. Please provide updated disclosure that clarifies as much.

2. Your Amended Articles of Incorporation filed as an exhibit to this registration statement include in Article IX a reference to Barton Hollow Limited Liability Co. as custodian of your company. Please confirm, if true, that the custodianship has ended as your disclosure on page F-9 suggests. Please also revise to list this exhibit in your Exhibit Index. In this regard, we note that you have only included Exhibits 3.1 and 3.2 in your Exhibit Index, which appear to relate to earlier versions of your Amended and Restated Articles of Incorporation.

Risks Related to Our Business, page 3

3. We note your revised disclosure regarding the 2018 Farm Bill. In this regard, you disclose that the 2018 Farm Bill "[p]ermits hemp products – like CBD – to be introduced into interstate commerce," "[a]llows hemp production in all 50 states for any use, including flower production and CBD or other cannabinoid extraction," and "[a]llows interstate commerce for hemp and hemp-derived CBD." However, the 2018 Farm Bill to which you appear to be referring does not allow individuals to freely grow and distribute hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. Please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of hemp based products, including hemp-derived CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations.

4. We note your amended disclosure that the default of loans payable discussed in Note 4 to your financial statements "have been in default from the past management and don't bring any risks to the potential success of the business." Please revise your disclosure to explain why you believe these loans do not bring any risks to the potential success of the business and why such loans are not material to an investor. Alternatively, please expand this disclosure to discuss the risks to your business associated with your default on these loans. In this regard, please disclose whether the Company plans on repaying any of the loans that are in default. If so, please discuss the material terms of such repayment. Please also revise your Management's Discussion & Analysis section to briefly include such discussions.

Risks Related to the Market for our Stock
The OTC and share value, page 6

5. We note your response to our prior comment 5 and your amended disclosure. Based on your references to the OTC Marketplace, it is unclear which tier of the OTC Marketplace your securities are currently quoted on (i.e., OTCQX, OTCQB, or OTC Pink). Please also clarify whether you will seek to have your securities quoted on the OTCBB Marketplace. Additionally, note that the OTC Pink Marketplace does not have a relationship or

connection with the OTCBB in the context of disclosure relating to any of the OTC marketplaces.

Certain Relationships and Related Transactions, and Director Independence, page 12

6.	We note your response to prior comment 8, but it does not appear that you have revised your prospectus in this section in response to our comment. We reissue the comment. In Note 6 of the Company's financial statements, you disclose that "[a]s of May 31, 2020 and 2019, the Company had a payable to a related party for $22,790 and $22,790, respectively, which is unsecured and due on demand." We also note a related party transaction in Note 7 to your financial statements. Please revise your related party disclosure to account for these related party transactions. Please refer to Items 404(a) and 404(d)(1) of Regulation S-K.

Directors and Executive Officers, page 12

7.	We note your disclosures in response to our prior comment 7 and reissue the comment in part. Please revise your disclosure to clearly describe the business experience during the past five years of Mr. Grist, including his principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In particular, discuss his involvement with Therapeuo Health Corporation, Eon Holdings, and XGAURD360. Refer to Item 401(e)(1) of Regulation S-K. Further, we note that you have not removed the disclosure, which provides that you "have not disclosed material facts regarding the prior performance of Mr. Grist in this Form 10 or the market conditions relating to such performance." Please revise your disclosure to include relevant material facts and remove this statement.

Recent Sales of Unregistered Securities, page 13

8.	We note your revisions to prior comment 9 and reissue the comment in part. Please revise your "Item 10. Recent Sales of Unregistered Securities" disclosure to include Mr. Southworth's $1,000,000 in non-cash compensation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Jennifer Lopez-Molina at (202) 551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services